

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Mr. James M. Lienert
Interim Executive Vice President
California Resources Corporation
10889 Wilshire Blvd.
Los Angeles, California 90024

> **Re:** **California Resources Corporation**
> **Registration Statement on Form 10**
> **Filed June 5, 2014**
> **File No. 1-36478**

Dear Mr. Lienert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information Statement filed as Exhibit 99.1 to Form 10 filed June 5, 2014

General

1.   We may have additional comments once you supply the information you omit throughout the information statement incorporated by reference into your registration statement, file all omitted exhibits and any material contracts, and update the disclosure as necessary. For example, please provide with your next amended filing the information you omit from the sections captioned "Management" (page 122); "Executive Compensation" (page 124); "Arrangements Between Occidental and our Company" (page 136); and "Description of Material Indebtedness" (page 142), as well as all related exhibits. Please remember to allow enough time to respond to all such staff comments.

2.   Ensure that you comply with Exchange Act Rule 12b-23(b) when using incorporation by reference. For example, we note that Exhibit 99.1 incorporates at page 126 and elsewhere certain information from Occidental's Annual Report on Form 10-K.

IRS Private Letter Ruling

3.   Throughout the information statement, you refer to the request for the private letter ruling. For example, at page 48, you indicate that Occidental has already requested the ruling. With a view toward updated disclosure, please provide us with the current status of the request.

Summary, page 1

Portfolio Management and 2014 Capital Budget, page 4

4.   We note the table which sets forth the expected allocation of your 2014 capital expenditure budget. Please update this to present the 2014 expenditures as of March 31, 2014 or later.

Questions and Answers About the Spin Off, page 9

What will Occidental do with the Retained Securities?, page 11

5.   We note your disclosure that Occidental expects to dispose of all retained securities through one or more "subsequent exchanges for Occidental common stock." Please discuss in general terms how Occidental intends to conduct these subsequent exchanges, to the extent known.

Risk Factors, page 28

6.   Please revise to eliminate text which mitigates the risk you present, such as the suggestion at page 29 that you "may try to limit exploration risk" and your intention to reinvest substantially all your cash flow into your business (pages 32 and 35). This additional information may appear elsewhere in your document, as appropriate.

The Spin-Off, page 45

7.   Please revise your disclosure to explain how the principal terms of the spin-off were determined, including, but not limited to, the financing arrangements and cash distribution to Occidental. In that regard, we note that you disclose at page 38 that the terms of your agreements with Occidental may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties.

Conditions to the Spin-Off, page 54

8.   All the listed conditions, including those in the fourth and fifth bullet points (that
        Occidental shall have received a private letter ruling from the IRS and an opinion of tax
        counsel), may be waived. If Occidental waives any such condition and the changes (such
        as those resulting from different tax consequences) would be material to the shareholders
        of Occidental, please tell us how such changes will be communicated to shareholders.

U.S. Federal Income Tax Consequences of the Spin-Off, page 47

9.   Please provide the best, currently available information in this section. See generally
        General Instructions C(b) and C(c) to Form 10.

Trading Market, page 56

10.   In the last paragraph on page 56, you indicate that "Occidental may own as much as
        19.9% of CRC's outstanding shares," but in the last paragraph on page 57, you suggest
        that aside from shares distributed in the spin-off, none of the equity securities will be
        outstanding. Please revise to clarify.

Unaudited Pro Forma Combined Financial Data, page 61

Unaudited Pro Forma Combined Statements of Cash Flows, pages 66-67

11.   It does not appear that the presentation of a pro forma statement of cash flows is
        consistent with the type of pro forma financial information that should be provided
        pursuant to Rule 11-02(b)(1) of Regulation S-X. Please tell us why the inclusion of this
        information is appropriate or remove the pro forma statements of cash flows from your
        filing.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 70

Operations, page 72

12.   Disclosure in your filing states that your operations in Long Beach, California are subject
        to contractual arrangements similar to production-sharing contracts. Please expand your
        disclosure to explain how your share of production is allocated between capital and
        production costs and to profit.

Income Statement Analysis, page 74

13.   Please revise the narrative discussing changes in your results of operations to quantify in
        dollars each of the underlying causal factors you have cited. Please ensure that your

analysis fully explains the change between periods and addresses each financial statement
line item. Refer to Item 303(A)(3) of Regulation S-K.

Acquisitions, page 77

14.   Please expand your discussion to address the implications should you not meet your
        obligation to spend at least $250 million on exploration and development activities over a
        period of five years from the date of acquisition in the San Joaquin basin.

Business, page 83

Elk Hills, page 87

15.   We note that you sell the excess electric power from the Elk Hills power plant to the grid.
        As electric power generation is not an oil and gas producing activity, please affirm, if
        true, that the revenue from the sale of excess power is not included in your oil and gas
        revenues or as a reduction in your oil and gas operating costs. If not, please explain how
        this practice is compliant with Rule 4-10(a)(16) of Regulation S-X.

Unconventional Reservoir Potential, page 97

16.   Please provide us with the December 31, 2013 petroleum engineering reports you used as
        the basis for your statement, "Over the last five years, we have drilled and completed
        over 570 unconventional development wells, primarily in the upper Monterey formation,
        with nearly 100% commercial success rate." The report, directed to the San Joaquin
        Basin, should include:

   a)   One-line recaps in spread sheet format for each property's proved developed and
        undeveloped reserves sorted by reservoir with proved developed reserves segregated into
        proved developed producing and proved developed non-producing properties category
        and including the dates of first booking and estimated first production for your proved
        undeveloped properties;
   b)   Total company summary income forecast schedules for proved developed and
        undeveloped reserves for each reservoir with proved developed segregated into producing
        and non-producing status;
   c)   Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well
        performance) for each of the three largest upper Monterey wells in the proved developed
        and proved undeveloped categories. Please ensure that the decline parameters, EURs and
        cumulative production figures are presented on the rate/time plots or another convenient
        location.
   d)   A spread sheet look back comparison of the pre-drill and post-drill estimated ultimate
        recoveries for those upper Monterey PUD locations you drilled in 2013.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Acreage, page 111

17.   We note your disclosure of 1.6 million net undeveloped acres under lease as well as the expiration of 12% of you net undeveloped acreage as disclosed on page 33. Please explain to us whether you have any PUD locations scheduled to be drilled after the expiry of the associated undeveloped acreage.

Executive Compensation, page 124

Occidental Long-Term Compensation, page 127

18.   The table summarizing key features of your long-term compensation at page 128 appears in an un-searchable format. Please amend your filing to resubmit this table in a text-searchable format.

Arrangements Between Occidental and Our Company, page 136

19.   Please revise the discussion of the various material agreements to disclose the material terms, such as the approximate dollar amounts involved and fees, if any. For example, please expand your disclosure to more specifically describe the assets and liabilities under the Separation and Distribution Agreement that will be included in the spin-off.

20.   We note you disclose that changes to the agreements, some of which may be material, may be made prior to the spin-off. With a view toward disclosure, explain to us the anticipated timing of (1) entry into the various material agreements, (2) the spin-off, and (3) effectiveness of the Form 10.

Exhibits

21.   Please file all material agreements as exhibits to your registration statement. In that regard, we note that you intend to enter into new financing arrangements in anticipation of the spin-off, including the issuance of senior notes and a term loan and revolving credit facility. In addition, please file the AMI Agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Notes to Combined Condensed Financial Statements, page F-6

Note 1 – The Spin-Off and Summary of Significant Accounting Policies

The Separation and Spin-Off, page F-6

22.   We note your disclosure stating that, in addition to being an oil and gas exploration and production company, you gather, process, and market these products, and produce and sell power. Please tell us about this aspect of your business, including whether you perform these services for third parties, and, if so, describe the extent to which these activities are material to your overall operations.

Report of Independent Registered Public Accounting Firm, page F-10

23.   Please file a revised audit opinion that indicates the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Changes in the Standardized Measure of Discounted Future Net Cash Flows from Proved Reserve Quantities, page F-42

24.   FASB ASC Subparagraph 932-235-50-35(g) specifies the inclusion of "Previously estimated development costs incurred during the period" in the determination of annual changes to the standardized measure. Please revise your disclosure to comply with ASC 932.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding issues related to the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Mike Preston
        Sarah Morgan

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